UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2017

Commission File Number: 001-34238

THE9 LIMITED

Building No. 3, 690 Bibo Road

Zhangjiang Hi-tech Park, Pudong New Area

Shanghai 201203, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE9 LIMITED

By :	/s/ Jun Zhu
Name:	Jun Zhu
Title :	Chairman and Chief Executive Officer

Date: February 24, 2017

Exhibit Index

Exhibit 99.1 – Press Release

Exhibit 99.1

The9 Limited Announces Receipt of Nasdaq Notice of Deficiency

The9 Limited (NASDAQ: NCTY) (“The9” or the “Company”), an online game operator and developer in China, today announced that it has received a written notification from the Nasdaq Stock Market, Inc. (“Nasdaq”) dated February 22, 2017 indicating that the Company no longer meets the continued listing requirement of minimum Market Value of Publicly Held Shares (“MVPHS”) for the Nasdaq Global Market, as set forth in the Nasdaq Listing Rule 5450(b)(2)(C), because the market value of the Company’s publicly held American depositary shares (“ADS”), each representing one ordinary share of the Company, for the last 30 consecutive business days was below the minimum requirement of US$15,000,000. Pursuant to Nasdaq Listing Rule 5810(c)(3)(D), the Company has a compliance period of 180 calendar days (or until August 21, 2017) to regain compliance. If at any time during this compliance period the Company’s MVPHS closes at $15,000,000 or more for a minimum of ten consecutive business days, Nasdaq will notify the Company that it has achieved compliance with the MVPHS requirement and this matter will be closed. In the event the Company does not regain compliance with Rule 5450(b)(2)(C) prior to the expiration of the compliance period, the Company will receive written notification that its securities are subject to delisting from the NASDAQ Global Market.

The Company’s management is looking into various options available to regain compliance and maintain its continued listing on The NASDAQ Global Market, and is also considering other options, including a potential transfer of its listing of securities to the Nasdaq Capital Market. The Nasdaq Capital Market is a continuous trading market that operates in substantially the same manner as the Nasdaq Global Market where listed companies must meet certain financial requirements and comply with Nasdaq’s corporate governance requirements.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “considers” and similar statements. Statements that are not historical facts, including statements about The9’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, The9’s ability to license, develop or acquire online games that are appealing to users, The9’s ability to retain existing players and attract new players, The9’s ability to anticipate and adapt to changing consumer preferences and respond to competitive market conditions, political and economic policies of the Chinese government, the laws and regulations governing the online game industry, information disseminated over the Internet and Internet content providers in China, intensified government regulation of Internet cafes, and other risks and uncertainties outlined in The9’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F. The9 does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:

Ms. Connie Sun

Investor Relations Specialist

The9 Limited

Tel: +86 (21) 5172-9990

Email: IR@corp.the9.com

Website: http://www.corp.the9.com/